Filed Pursuant to Rule 424(b)(7)
Registration No: 333-148525
333-148525-01

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus Dated January 8, 2008)

$300,000,000

Rayonier TRS Holdings Inc.

3.75% Senior Exchangeable Notes due 2012

Unconditionally Guaranteed by Rayonier Inc.

This prospectus supplement, which supplements the prospectus filed by Rayonier TRS Holdings Inc. (the “Company”) and Rayonier Inc. (“Rayonier”) on January 8, 2008, as supplemented by the prospectus supplements dated February 13, 2008 and April 25, 2008, will be used by selling security holders to resell the notes and the common shares issuable upon the exchange of the notes. You should read this prospectus supplement in conjunction with the related prospectus which is to be delivered by selling security holders to prospective purchasers along with this prospectus supplement.

You should read and rely only on the information contained in the prospectus supplements and the related prospectus, together with those documents incorporated by reference, as described on page 54 of the related prospectus under “Incorporation of Certain Documents By Reference.” Neither the Company, Rayonier nor any selling security holder has authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The selling security holders are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. Neither this prospectus supplement nor the related prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should not assume that the information contained in this prospectus supplement or the related prospectus is accurate as of any date other than the date on the front cover of the respective document.

You should consider the risks described in “Risk Factors” beginning on page 10 of the related prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 19, 2008

SELLING SECURITY HOLDERS

The information set forth in the following table modifies and supplements the information set forth in the table appearing under the heading “Selling Security Holders” in the prospectus supplements and the related prospectus. The information is based on information provided to the Company and Rayonier by or on behalf of the selling security holders on or prior to May 16, 2008 and has not been independently verified by the Company or Rayonier. Since the date on which each selling security holder identified below provided this information, any of these selling security holders may have sold, transferred or otherwise disposed of all or a portion of its securities in transactions exempt from the registration requirements of the Securities Act or pursuant to the prospectus to which this prospectus supplement relates, or supplements to such prospectus. The selling security holders may from time to time offer and sell pursuant to the prospectus or supplements thereto any or all of the securities. Because the selling security holders are not obligated to sell securities, the Company cannot estimate the amount of the notes or how many of Rayonier’s common shares the selling security holders will hold upon consummation of any such sales. Information about other selling security holders, if any, will be provided in one or more prospectus supplements or post-effective amendments to the registration statement of which the prospectus is a part.

	Amount of Notes Beneficially Owned	Percentage of Notes Beneficially Owned	Amount of Notes to be Sold ($)(1)	Number of Rayonier Common Shares Beneficially Owned (2)(3)	Number of Rayonier Common Shares that May be Sold (1)(3)	Number of Rayonier Common Shares upon Completion of Offering (1)
J.P. Morgan Securities Inc. (4)	1,000,000	*	1,000,000	18,243	18,243	0

*	Less than 1%.

(1)	Because a selling security holder may sell all or a portion of the notes and Rayonier common shares issuable upon exchange of the notes pursuant to this prospectus supplement, an estimate cannot be given as to the number or percentage of notes and Rayonier common shares that the selling security holder will hold upon termination of any sales. The information presented assumes that all of the selling security holders will fully exchange the notes for cash and Rayonier common shares and that the selling security holders will sell all Rayonier common shares that they received pursuant to such exchange.

(2)	Includes the number of Rayonier common shares issuable upon exchange of all of that particular holder’s notes at the initial exchange rate of 18.2433 shares per $1,000 principal amount of the notes.

(3)	The number of Rayonier common shares issuable upon exchange of the notes is calculated assuming the conversion of the full amount of notes held by such holder at the initial exchange price of $54.81 per share, which equals an initial exchange rate of 18.2433 shares per $1,000 principal amount of the notes. This exchange price is subject to adjustment as described in the related prospectus under “Description of the Notes—Exchange of Notes—Exchange Rate Adjustments.” Accordingly, the number of Rayonier common shares to be sold may increase or decrease from time to time. Fractional shares will not be issued upon exchange of the notes. Cash will be paid instead of fractional shares, if any.

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(4)	J.P. Morgan Securities Inc., or “J.P. Morgan,” is a registered broker-dealer and an affiliate of JPMorgan Chase, a registered broker-dealer. J.P. Morgan has advised us that it also holds 19,262 shares of Rayonier common stock.

Selling security holders who are registered broker-dealers are “underwriters” within the meaning of the Securities Act of 1933. In addition, selling security holders who are affiliates of registered broker-dealers are “underwriters” within the meaning of the Securities Act of 1933 if such selling security holder (a) did not acquire its notes or underlying shares of Rayonier common stock in the ordinary course of business or (b) had an agreement or understanding, directly or indirectly, with any person to distribute the notes or underlying shares of common stock. To the Company’s and Rayonier’s knowledge, no selling security holder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

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